Exhibit 5.3

Pengrowth Energy Trust
Calgary, Canada

Ladies and Gentlemen

With respect to the Amendment No. 1 to the registration statement of Pengrowth Energy Trust, we acknowledge our awareness of the use therein of our compilation report relating to the pro forma consolidated balance sheet as at June 30, 2002 and the pro forma combined statement of income and distributable income for the six month period ended June 30, 2002 and the year ended December 31, 2001 and our comments for United States readers on differences between Canadian and United States reporting standards, both dated October 30, 2002.

We are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for the compilation report and comments because they are not considered a “report” or a “part” of a registration statement prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.

Very truly yours

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada
October 30, 2002